SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OCTOBER TRAFFIC DOWN 70% TO 4.1m GUESTS
73% LOAD FACTOR AS COVID-19 CONTINUES TO IMPACT TRAFFIC

Ryanair Holdings plc today (3 Nov) released October traffic statistics as follows:

	2019	2020	Growth
Ryanair Group	13.8m	4.1m	-70%

Rolling Annual	151.0m	70.3m (86% LF)	-53%

Ryanair operated approx. 40% of our normal October schedule with a 73% load factor.

ENDS

For further information
please contact:                           Alejandra Ruiz                       Piaras Kelly
                                                     Ryanair DAC                         Edelman Ireland
                                                     Tel: +353-1-9451799              Tel: +353-1-5921330
                                                     press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 November, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary